Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (617) 663-6164

Amy M. Trombly, Esq.

amy@tromblybusinesslaw.com

April 26, 2007

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3720

Washington, DC  20549

Attn:

Mr. Derek Swanson

Re:

CommercePlanet, Inc.

Registration Statement on Form SB-2

Filed on March 16, 2007

File No. 333-141375

Dear Mr. Swanson:

I am securities counsel for CommercePlanet, Inc. (the “Company”).  I enclose for filing under the Securities Act of 1933, as amended, Amendment No. 1 to Registration Statement on Form SB-2.

Amendment No. 1 to Registration Statement on Form SB-2 contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated March 28, 2007.

Set forth below are the Company’s responses to the Staff’s comments.  The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Comment 1.

We note that you are registering the sale of approximately 11.8 million shares of common stock.  Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering.  Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).  Therefore, you should withdraw the current registration statement, file a new registration statement for the resale of only the outstanding common stock (not the shares underlying the warrants), include a fixed price at which the security holders will sell the securities and identify the selling security holders as underwriters in the filing.  If you disagree with our analysis, please advise the staff of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).  In your analysis, please address the following among any other relevant factors:

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (617) 663-6164

•

The number of selling stockholders and the percentage of the overall offering made by each shareholder;

•

The date on which and the manner in which each selling stockholder received the shares and/or the overlying securities;

•

The relationship of each selling stockholder with you, including an analysis of whether the selling stockholder is your affiliate;

•

Any relationships among Dutchess and eFund;

•

The dollar value of the shares registered in relation to the proceeds that you received from Dutchess and eFund for the securities, excluding amounts of proceeds that were returned (or will be returned) to Dutchess and eFund and/or their affiliates in fees or other payments;

•

The discount at which the shareholders will purchase the common stock underlying the warrants (or any related security, such as notes or options); and

•

Whether or not Dutchess or eFund is in the business of buying and selling securities.

Response 1.

The Company and Dutchess have agreed to remove Dutchess’ shares of common stock from the registration statement.  As a result, Amendment 1 of the Registration Statement is registering 5,587,500 shares of common stock.  Of those shares, 4,837,500 shares are currently outstanding.  Those shares represent 12% of the outstanding shares.  The remaining 750,000 shares on the registration statement are underlying warrants.   If those warrants are exercised and assuming no other changes to the Company’s capitalization, the 750,000 shares would represent just over 1% of the Company’s outstanding shares.

The Company has disclosed throughout the prospectus its prior relationship with Dutchess and eFund.  In short, both Dutchess and eFund were involved in the early stages of the Company.  Each of the funds provided financing, mainly in the form of convertible debt instruments.  Additionally, both Dutchess and eFund had representatives on the Company’s board of directors.  When the Company paid the financings back, the Dutchess and eFund representatives resigned from the board of directors.   The Company has described each financing with Dutchess and eFund in multiple sections in the prospectus including in the “Financings” section of MD&A, in the “Certain Relationships and Related Transactions” section, Note 8 to the Financials, Note 13 to the Financials and “Recent Sales of Unregistered Securities.”   The Company has also filed all of the financing instruments on EDGAR and referred to those instruments in the Exhibit List in the Registration Statement.

The Company no longer has any relationship with Dutchess or eFund except that both Duchess and eFund hold the Company’s equity securities.  The representatives of Dutchess and eFund resigned from the Company’s board of directors on August 18, 2006.  As a result, Dutchess and eFund no longer have any managerial control over the Company.  The Company believes that both Dutchess and eFund hold shares of the Company’s common stock in “street name” however the Company is unable to independently verify the amounts Dutchess and eFund currently hold.  The Company believes, based on an examination of its shareholder lists, that Dutchess owns less than

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (617) 663-6164

10% of the Company’s securities, however as mentioned before, the Company has not been able to verify the information.  The Company believes eFund and its affiliates own approximately 5 million shares of common stock plus the warrants being exercised on this registration statement.

Dutchess has informed the Company that it is not in the business of buying and selling securities.  In a letter dated April 18, 2007, eFund informed the Company that it was in the business of buying and selling securities.  Dutchess and eFund are not affiliates of or related to the Company so the Company is unable to independently verify this information.  Similarly, the Company does not believe eFund and Dutchess are related to each other, however the Company is unable to verify such information.

The Company notes the Staff’s request to discuss “the dollar value of the shares registered in relation to the proceeds that you received from Dutchess and eFund for the securities, excluding amounts of proceeds that were returned (or will be returned) to Dutchess and eFund and/or their affiliates in fees or other payments.”  The Company is not sure how to respond to the Staff’s question.  The Company has included over 20 pages of disclosure in the Prospectus providing in detail the transactions between the Company and Dutchess and eFund.   The Company respectfully notes that all outstanding debt instruments owed to Dutchess and eFund have been repaid.  While Dutchess and eFund still hold equity securities, those entities are no longer funding the Company and, given that the Company has begun generating positive cash flow, the Company does not intend to seek further investment from those entities.  Additionally, at approximately the same time the Company paid back the outstanding debts owed to those entities, the representatives of those entities left the board of directors of the Company.  The Company respectfully believes the relationship between the shares being registered for eFund in this registration statement and the amounts of prior financings that have been repaid doesn’t provide useful information for shareholders and the Company is not sure, based on the Staff’s comment, how to portray such information or how to explain the relevance of such information to shareholders.

Based on the information it can verify, the Company believes that Dutchess is not an affiliate of the Company.  Based on eFund’s current ownership of the Company’s stock, the Company believes eFund may be considered an affiliate of the Company.   As a result of the foregoing analysis, the Company believes the Offering as described in the Registration Statement complies with Rule 415(a)(1)(i).

The Offering, page 5

Comment 2.

Disclose the total dollar value of the securities underlying the warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the issuance of the warrants).

Response 2.

On February 18, 2005, the Company effectuated a 1 for 3 forward stock split.  Shares of common stock underlying the warrants and the exercise prices of the warrants have been adjusted accordingly.  A description of the warrants is as follows:

•

A warrant to purchase 225,000 shares of common stock was issued to eFund Capital Partners on April 2, 2004 with an exercise price of $1.42 and an expiration date of

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (617) 663-6164

April 2, 2009.  On April 2, 2004, the market price per share of the Company’s common stock was $1.38.  The total dollar value of the securities underlying the warrant is – under water -$9,000.

•

A warrant to purchase 225,000 shares of common stock was issued to eFund Capital Partners on May 5, 2004 with an exercise price of $1.42 and an expiration date of May 5, 2009.  On May 5, 2004, the market price per share of the Company’s common stock was $1.47.  The total dollar value of the securities underlying the warrant is $11,250.

•

A warrant to purchase 150,000 shares of common stock was issued to eFund Small Cap Fund on August 18, 2004 with an exercise price of $1.03 and an expiration date of August 18, 2009. On August 18, 2004, the market price per share of the Company’s common stock was $1.05. The total dollar value of the securities underlying the warrant is $3,000.

•

A warrant to purchase 150,000 shares of common stock was issued to eFund Small Cap Fund on September 25, 2004 with an exercise price of $1.25 and an expiration date of September 25, 2009. On September 25, 2004, the market price per share of the Company’s common stock was $1.28. The total dollar value of the securities underlying the warrant is $4,500.

The Company has amended the registration statement to disclose the above information and that $18,750 is the total dollar value of the common stock underlying the above-described warrants the Company is registering for resale based on the value of the Company’s common stock at the date of the issuance of the warrant.  The Company respectfully believes that the $18,750 theoretical profit based on dated stock prices is not material information, particularly because it does not represent actual profit, it does not account for any costs of the trade and it assumes only certain warrants were sold and that warrants under water were not sold.  If the warrant under water is factored in, the total dollar value is under $10,000.  Additionally, given that the shares underlying the warrants were not registered at the time of the transaction, the holder of the warrants could not have sold the shares of common stock underlying the warrant because an exemption from registration was not available at that time.  The Company respectfully believes that detailing a transaction that could not have occurred is not providing useful information to shareholders, however the Company has complied with the comment.

The Transaction, page 5

Comment 3.

Clarify why the company agreed to prepare and file this registration statement covering the resale of shares purchased from parties other than the company.  Indicate what consideration the company received for entering into the Registration Rights Agreement.

Response 3.

The Company respectfully notifies the Staff that the transaction is described under the heading “The Transaction” in the Registration Statement and the documents relating to the transaction were filed on an 8-K on February 21, 2007.  The Company did not receive compensation for entering into the Registration Rights Agreement.  The Company has added that information to the Registration Statement.

Selling Security Holders, page 11

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (617) 663-6164

Comment 4.

Please disclose the total possible profit Dutchess and eFund could realize as a result of the discount for the securities underlying the warrants, presented in a table with the following information disclosed in separate columns or rows:

•

The market price per share of the securities underlying the warrants on the date of the issuance of the warrants;

•

The exercise price per share of the warrants on the date of the sale of the warrants, calculated by using the price per share established in the warrant;

•

The total possible shares underlying the warrants (assuming complete exercise of the warrants);

•

The combined market price of the total number of shares underlying the warrants, calculated by using the market price per share on the date of the issuance of the warrants and the total possible shares underlying the warrants;

•

The total possible shares Dutchess and eFund may receive and the combined exercise price of the total number of shares underlying the warrants calculated by using the exercise price on the date of the issuance of the warrants and the total possible number of shares Dutchess and eFund may receive; and

•

The total possible discount to the market price as of the date of the issuance of the warrants, calculated by subtracting the total exercise price on the date of the issuance of the warrants from the combined market price of the total number of shares underlying the warrants on that date.

Response 4.

The Company has complied with the Staff’s comment as it relates to eFund with a table indicating the total possible profit eFund could realize as a result of the discount for the securities underlying the warrants.  The Company has not included the information for Dutchess because Dutchess is no longer a selling shareholder.  Please see the Company’s response to comment 2 above.

Comment 5.

Please disclose the total possible profit to be realized as a result of any conversion/exercise price discounts for securities underlying any other warrants, options, notes, or other company securities that are held by Dutchess and eFund or any affiliates of Dutchess and eFund, presented in a table with the following information disclosed in separate columns or rows:

•

market price per share of the underlying securities on the date of the sale of that other security;

•

the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-

if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

-

if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (617) 663-6164

on the date of the sale of that other security and determine the conversion price per share as of that date;

•

the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•

the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response 5.

The Company respectfully notes that the Staff has not requested a specific date for which the requested information should be provided.  As of the present date, to the Company’s knowledge, eFund does not own any additional options, notes, other securities or warrants other than those included in the table in response to comment 4 above.    Additionally, the Company has removed Dutchess as a selling shareholder from the Registration Statement.  The Company believes it has appropriately disclosed the Company’s transactions with Dutchess and eFund in the “Financings” section of MD&A, the “Certain Relationships and Related Transactions” section, Note 8 to the Financials, Note 13 to the Financials and “Recent Sales of Unregistered Securities.”  The Company has also disclosed the terms of each transaction and, where applicable, when each note or other security was paid and how much was paid.  The Company also respectfully notes that such financing transactions ceased in 2006 and the outstanding debt instruments have been paid off.  The securities held by eFund that are being registered relate to the prior transactions that occurred when Dutchess and eFund were financing the Company.

Comment 6.

Disclose in a table all prior securities transactions between you (or any of your predecessors) and Dutchess and eFund, any affiliates of Dutchess and eFund, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•

the date of the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than Dutchess and eFund, affiliates of the company, or affiliates of Dutchess and eFund;

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (617) 663-6164

•

the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than Dutchess and eFund, affiliates of the company, or affiliates of Dutchess and eFund;

•

the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split-adjusted, if necessary); and

•

the current market price per share of the class of securities subject to the transaction (reverse split-adjusted, if necessary).

Response 6.

The Company respectfully notes that these transactions have been previously disclosed in the following sections: “Financings,” “Certain Relationships and Related Transactions” and “Recent Sales of Unregistered Securities.”   The information is also detailed in the Notes to the Financials.  Given that the Company is no longer relying on Dutchess or eFund for funding, the Company has paid off all outstanding debt instruments with those entities and the Company no longer has a business relationship with those entities, the Company believes additional disclosure beyond the five sections of the Registration Statement that already describe the transactions in detail would place undue emphasis on transactions that have already been completed and paid off.  The Company respectfully believes it has complied with all requirements of Regulation S-B in this regard.

Additionally, the Company respectfully believes that the chart requested by the Staff does not provide meaningful information for shareholders.  For example, the transactions the Staff has asked the Company to chart occurred in the past.  While the Company can make certain assumptions, like conversions of debentures at particular times, the Company already knows such events did not occur.  The Company respectfully believes that creating pages of complex charts to provide shareholders with scenarios that did not occur and could not occur does not provide meaningful disclosure.  For example, the Staff asks the Company to assume shares were sold on a particular date when those shares could not have legally been sold on that date because the holder could not have relied on an exemption from registration to sell the security and the security was not registered.  If the Company did create such a chart, it would have to use so many assumptions that the information would not be meaningful to shareholders and it would distract shareholders from disclosure of the historical events that actually occurred.

The Company is a small business issuer.  The Company believes it has complied with the requirements of Form SB-2 and Regulation S-B.  The Company respectfully believes it would take considerable research and time to create the charts requested by the Staff.  The Company has already provided much of the information requested in multiple places in the Registration Statement.  The repayments of the financing instruments are also presented in the audited financials for the fiscal year ended December 31, 2006.  The Company respectfully believes the Staff should work with the Company within the parameters of Regulation SB to create meaningful disclosure for shareholders without placing an undue burden on the Company to create multiple charts that provide information about events that did not occur and is not required by Regulation SB.

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (617) 663-6164

Finally, the Company notes the Staff’s request for disclosure about “any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons).  The Company has disclosed all Related Party transactions that it is aware of in the Registration Statement.  The Selling Shareholders that are not Company employees are unrelated to the Company.  The Company respectfully notes that it is unsure how it could identify information in this regard that could be included in a chart.

Comment 7.

In a table, provide disclosure that compares:

•

the number of shares outstanding prior to the warrant issuances that are held by persons other than Dutchess and eFund, affiliates of the company, and affiliates of Dutchess and eFund;

•

the number of shares registered for resale by Dutchess and eFund or affiliates of Dutchess and eFund in prior registration statements;

•

the number of shares registered for resale by Dutchess and eFund or affiliates of Dutchess and eFund that continue to be held by Dutchess and eFund or affiliates of Dutchess and eFund;

•

the number of shares that have been sold in registered resale transactions by Dutchess and eFund or affiliates of Dutchess and eFund; and

•

the number of shares registered for resale on behalf of Dutchess and eFund or affiliates of Dutchess and eFund in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response 7.

The Company respectfully informs the Staff that Dutchess no longer is a Selling Shareholder.  The Company has added two charts to the Registration Statement regarding the warrants held by eFund in response to comments 2 and 4.  Given that the dollar value disclosed in those charts is below $20,000 for warrants that were in the money and under $10,000 assuming all warrants were sold, and that the shares underlying the warrants being registered by eFund represent only about 1% of the shares outstanding, the Company believes that the value of the warrants is immaterial and further tabular disclosure of the warrants is not required.

The Staff did not provide a timeframe for the additional disclosure requested.  However, the Company respectfully believes it is not required to disclose information from more than three years ago.  In the last three years, the Company has only filed one other Registration Statement on Form SB-2 (File No. 333-119658).  In that Registration Statement, the Company registered 1,511,771 shares of common stock for Dutchess and 648,530 shares of common stock for eFund.  The SEC declared that Registration Statement effective in February 2005.

As discussed in responses to other comments, Dutchess and eFund are no longer affiliated with the Company.  The Company believes Dutchess and eFund hold shares in the Company however those shares are held in “street name” and the Company is unable

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (617) 663-6164

to determine precisely how many shares Dutchess and eFund hold.  Additionally, the Company is unable to determine the affiliates of Dutchess and eFund and how many shares those affiliates, if any, own.  The Company also does not have access to trading information for Dutchess and eFund and does not know the dates or amounts of its trades in the Company’s stock, if any.

The Company notes the last bullet point in the Staff’s comment.  The Company has already disclosed in the Selling Shareholder Table and the Summary, the number of shares being registered for eFund.  The Company notes the reference to a “current transaction” and the Company respectfully notes the private transaction that is subject to the Registration Rights Agreement is described in the Registration Statement.  The remainder of the shares registered for eFund were issued in prior transactions.  The Company respectfully notes that the dates of the prior transactions have already been disclosed in footnotes to the Selling Shareholder table.

The Company has added disclosure regarding the prior SB-2 to the Registration Statement to comply with the Staff’s comment.

Comment 8.

Disclose whether – based on information obtained from Dutchess and eFund – either entity has an existing short position in your common stock and, if either has an existing short position in your stock, the following additional information:

•

the date on which each such selling stockholder entered into that short position; and

•

the relationship of the date on which each such selling stockholder entered into that short position to the date of the announcement of the warrant issuances and the filing of the registration statement (e.g., before or after the announcement of the warrant issuances, before the filing or after the filing of the registration statement, etc.).

Response 8.

The Company provided a copy of the Staff’s comment 8 to Dutchess and eFund.  Efund responded in a letter dated April 18, 2007 that, “efund does not have a short position in the Company’s stock.”  Dutchess informed the Company telephonically on April 20, 2007 that it does not have a short position in the Company’s stock.  The Company is unable to verify if the information provided by Dutchess or eFund is accurate.

Comment 9.

Provide the following information:

•

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between you (or any of your predecessors) and Dutchess and eFund, any affiliates of Dutchess and eFund, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the issuance of the warrants; and

•

copies of all agreements between you (or any of your predecessors) and Dutchess and eFund, any affiliates of Dutchess and eFund, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the issuance of the warrants.

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (617) 663-6164

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response 9.

The Company respectfully informs the Staff that it has described each transaction with Dutchess and eFund in multiple sections of the Registration Statement including in the “Financings” section of MD&A, in the “Certain Relationships and Related Transactions” section, Note 8 to the Financials, Note 13 to the Financials and “Recent Sales of Unregistered Securities.”   The Company has also filed all of the financing instruments and arrangement on EDGAR and referred to those instruments in the Exhibit List in the Registration Statement.  The Company also respectfully refers the Staff to its other responses in this letter.  The Company is no longer affiliated with Dutchess or eFund and therefore may not be aware of current affiliates or contractual relationships of those entities.  However, the Company respectfully believes it has complied with the disclosure requirements of Regulation S-B in the Registration Statement.

Plan of Distribution, page 23

Comment 10.

You indicated that, if a selling stockholder notifies you that any material arrangement has been entered into with a broker or dealer for the sale of shares…, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b).  Please note that, if a selling stockholder enters into an agreement, after the effectiveness of your registration statement, to sell its shares to a broker-dealer as principal and that broker-dealer is acting as an underwriter, you will need to file a post-effective amendment to your registration statement identifying the broker-dealer, providing the required information on the plan of distribution, revising the appropriate disclosures in your registration statement, and filing the agreement as an exhibit to your registration statement.

Please revise the disclosure in this section to indicate that you will file a post-effective amendment addressing the above information.  Additionally, prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD.

Response 10.

The Company has complied with the Staff’s comment.

Management’s Discussion and Analysis or Plan of Operation, page 35

Financings

Comment 11.

Clarify for each convertible debenture financing whether repayment was made in cash or stock, and if in stock, the number of shares issued.

Response 11.

The Company has complied with the Staff’s comment by including the requested information in the table provided in response to Comment 12 below.

Comment 12.

Disclose in a table the dollar amount of each payment (including the value of any payments made in common stock) in connection with each convertible debentures transaction that you have made with Dutchess and eFund, any affiliate of Dutchess and eFund, or any person with whom Dutchess and eFund has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments).

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (617) 663-6164

Please provide footnote disclosure of the terms of each such payment.  Please do not include any repayment of principal on the convertible debentures in the disclosure.

Further, disclose the net proceeds to you from the sale of the convertible debentures and the total possible payments to all selling stockholders and any of their affiliates following the sale of the convertible debentures.

Response 12.

The Company has provided the table as requested by the Staff in the first paragraph of the comment.  The Company respectfully informs the Staff that it has disclosed the principal of each financing in multiple locations in the Registration Statement.  The Company is unclear what the Staff means by “net proceeds” and if that is different than the principal amount.  The financings used by the Company did not use the term “net proceeds.”  Additionally, the Company used the financings to raise capital.  As a result, the Company repaid the principal plus an additional payment representing interest.  The Company did not profit from the financings.  Additionally, the Company is not sure how to calculate the total possible payments to the selling stockholders following the sale of the convertible debentures as requested by the Staff.  Given that the convertible debentures have all been repaid, the Company has provided disclosure for the events as they occurred.  The Company believes recreating history to provide a set of assumptions that did not occur and can not occur would not provide meaningful information to shareholders.  To the extent the convertible debentures had variable payments based on different outcomes, the Company has already disclosed those terms.  The Company respectfully believes this disclosure is sufficient.

Comment 13.

Disclose in a table:

•

the gross proceeds paid to you in the convertible debentures transactions;

•

all payments that have been made by you;

•

the resulting net proceeds to you; and

•

the combined total profit realized as a result of the conversion discounts regarding the securities underlying the convertible debentures and any other warrants, options, notes, or other securities that are held by Dutchess and eFund or any affiliates of Dutchess and eFund.

Further, if the convertible debentures were repaid in shares, please disclose – as a percentage- the total amount of all payments made with respect to the convertible debentures and the total discount to the market price of the shares underlying the convertible debentures divided by the net proceeds to you from the sale of the convertible debentures, as well as the amount of that resulting percentage averaged over the term of the convertible debentures.

Response 13.

Please see the Company’s response to comment 12 above. The Company has already provided the disclosure requested by the Staff in multiple parts of the Registration Statement.  Additionally, the Company has provided the Chart as requested by comment 12 which appears to request similar information to this comment 13.  The Company respectfully believes the disclosure provided in the Registration Statement provides all of the material terms relating to the Company’s financings.

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (617) 663-6164

If you have further questions or comments, please feel free to contact us.  We are happy to cooperate in any way we can.

Regards,
/s/ Amy M. Trombly
Amy M. Trombly
Counsel for CommercePlanet, Inc

cc:

CommercePlanet, Inc.

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